UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
 ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

Security Token Market, LLC (f/k/a Security Token Platform, LLC)

Legal status of Issuer:

Form:

Limited Liability Company

Jurisdiction of Incorporation/Organization:

Florida

Date of Organization:

July 25, 2018

Physical Address of Issuer:

1395 Brickell Ave., Suite 800, Miami, Florida 33131

Website of Issuer:

https://stm.co

Current Number of Employees:

0

	Most recent fiscal year-end (2023)	**Prior fiscal year-end (2022)**
Total Assets	$56,597.59	$52,963.37
Cash & Cash Equivalents	$3,845.89	$6,961.67
Accounts Receivable	$6,000.00	$0.00
Short-term Debt	$0.00	$0.00
Long-term Debt	$131,493.13	$94,887.83
Revenues/Sales	$119,144.54	$116,716.36
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$0.00	$45,995.77
Net Income/Net Loss	$(40,521.08)	$(1,101,072.70)


April 30, 2024

FORM C-AR

Security Token Market, LLC (f/k/a Security Token Platform, LLC)




This Form C-AR (including the cover page and all exhibits attached hereto, the "***Form C-AR***") is being furnished by Security Token Market, LLC (f/k/a Security Token Platform, LLC), a Florida limited liability company ("***STM***," the "***Company***," "***we***," "***us***," or "***our***"), for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission (the "***SEC***").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://stm.co no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000.00, 4) the repurchase of all the securities sold in the Company's Regulation Crowdfunding offerings by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 30, 2024.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's

control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

Table of Contents

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

The Company

Security Token Market, LLC (the "***Company***" or "***STM***") is a limited liability company formed in the state of Florida on July 25, 2018. The Company was formerly known as Security Token Platform, LLC. The Company is a majority-owned subsidiary of Security Token Group, Inc. (the "***Parent Company***"). The Company's purpose is to provide news media and data services on tokenized assets by tracking tokenized securities in real time from marketplaces worldwide. Specifically, STM aims to deliver advertising and sponsorships, as well as deliver proprietary market research data and a data services product that offers live access to worldwide security token markets, including key indicators such as historical pricing and trading volume.

The Company is located at 1395 Brickell Ave., Suite 800, Miami, Florida 33131.

The Company's website is https://stm.co.

The Company conducts business through the internet throughout the United States and internationally.

The Company is a majority-owned subsidiary of Security Token Group, Inc., a Delaware corporation, which converted from its limited liability company predecessor, Security Token Group, LLC, on January 14, 2021.

The Business

The Company's purpose is to provide news media and data services on tokenized assets by tracking tokenized securities (referred to herein as "***security tokens***") in real time from marketplaces worldwide. Specifically, STM aims to deliver The Security Token Show and other media properties, proprietary market research reports, and a data services tool that offers live access to worldwide security token markets.

RISK FACTORS

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase, and we are just beginning to implement our business plan. There can be no assurance that we will ever generate sufficient revenues to make distributions to our Investors. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications, and delays usually encountered by early-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

In order for the Company to compete and grow, it must attract, recruit, retain, and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales, and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The Company is a majority-owned subsidiary of Security Token Group, Inc. and has historically relied upon Security Token Group, Inc. for working capital needed for the Company's operations.

The Company is a majority-owned subsidiary and has not independently raised investment capital from outside investors aside from the offering of securities under Regulation Crowdfunding, which commenced in 2022. While the Company has to date relied upon capital investments from its Parent Company, including $1,122,444.95 in capital contributions made as of December 31, 2023, information regarding the Parent Company's capitalization, liquidity and financial outlook is not available to Investors. Further, the Parent Company has no obligation to continue making capital investments in the Company now or in the future.

The development and commercialization of our products and services is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Our competitors include trading software providers and financial data providers that offer or have the capacity to offer the products to be developed by the Company. Many of our competitors have significantly greater financial, technical, and human resources than we have, and superior expertise in research, development, and marketing approved financial products and services, and thus may be better equipped than us to develop and commercialize financial products and services. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our financial products and services will achieve initial market acceptance, and our ability to generate meaningful additional revenues from our products.

We may implement new lines of business or offer new products and services within existing lines of business.

The Company's main products are in an early development phase. New products would include certain proprietary data, and subscription for market research and analysis as well as research reports based on proprietary data. There are substantial risks and uncertainties associated with the Company's development efforts. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing

new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition, or results of operations may be adversely affected.

In general, demand for our products and services is highly correlated with general economic conditions.

The expected users of our products include digital asset enthusiasts, which are usually cryptocurrency investors taking long or short positions on their holdings, and such investors that are usually seeking to earn yield on their digital asset holdings. Consequently, a substantial portion of our expected revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results.

Through our platform, we will manage and store various proprietary information and sensitive/confidential data.

Our main product entails the management of financial market data relating to tokenized securities and personal information of our users and customers. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws, and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our products depends upon the secure transmission of financial information over public networks, including at times confidential personal information. The intentional or negligent actions of employees, business associates, or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography, or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results, and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is dependent on certain key personnel but does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with any such person's absence. The loss of any such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Our business could be negatively impacted by cyber security threats, attacks, and other disruptions.

We expect that we may, in the future, face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations and our users. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration, or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data, and performance delays, which in turn could adversely affect our business. Additionally, a significant theft, loss, or misappropriation of, or access to, Investors' or other proprietary data or other breach of our information technology systems could result in fines, legal claims, or proceedings.

The use of individually identifiable data by our business, our business associates, and third parties are regulated at the state, federal, and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws, and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates, or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography, or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results, and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

The Company may not have enough authorized equity interests to issue units of membership interest to investors upon the conversion of the SAFEs into units of membership interest, if ever.

Currently, our authorized capitalization consists of 1,000 Common Units, of which 1,000 Common Units are issued and outstanding. Unless we increase our authorized number of units of membership interest, we may not have enough authorized units to be able to obtain funding by issuing units or securities convertible into units, including the SAFEs. We may also not have enough authorized units to issue units to investors upon the conversion of any security convertible into units, including the Securities.

Global crises and geopolitical events that are beyond the Company's control, such as COVID-19, the Russo-Ukrainian War, the Israel-Hamas War and uncertainly over the pending 2024 elections, can have a significant adverse effect on the business and revenue of the Company.

Unforeseeable and/or uncontrollable events, such as the outbreak of diseases like COVID-19, the conflict between Russia and Ukraine, the conflict between Israel and Hamas and the potential for domestic disturbances surrounding the 2024 election, have the potential to negatively impact the Company's business operations. The Company is vulnerable to the occurrence of unpredictable and uncontrollable events, including but not limited to earthquakes, power shortages, telecommunication failures, water scarcity, floods, food and grain shortages, supply chain issues, hurricanes, typhoons, fires, extreme weather conditions, war, medical epidemics, or pandemics (such as the COVID-19 outbreak), as well as other natural or manmade disasters or disruptions to business activities. The manifestation of any of these disruptive events could have serious repercussions on our operational efficiency and financial stability, and result in escalated costs and expenses.

Risks Related to Blockchain Technologies, Digital Assets, and Trading on an ATS

The Company SAFE Units are represented by one digital token (each a "***Token***"). The Tokens are not the SAFE Units; rather, they are one-to-one digital representations of the SAFE Units (i.e., one Token is a digital representation of one SAFE Unit) purchased and held by a given Investor. The SAFE Units solely exist in book-entry form within the records of the Company and its Transfer Agent.

The Tokens have been developed on the AVAX standard (Avalanche Standard Asset), and each issued on the Avalanche blockchain protocol. The Tokens will be created, held, distributed, maintained, and destroyed by the Company's Transfer Agent. The Company has programmed any relevant compliance-related transfer restrictions that would traditionally have been found on a paper stock certificate onto so called "smart contracts" (computer programs written to the relevant blockchain), which allows the smart contract to impose and execute the relevant conditions on the transfer of the Tokens. The Tokens cannot be created or destroyed by any entity other than the Company's Transfer Agent.

If the Company is not able to make the Tokens available to holders of the Securities, we may incur significant damage to our reputation, which could have a material adverse effect on our business, financial condition, and results of operations.

The Company's intention with this Offering is to have the SAFE Units represented by the Tokens and create efficiencies for holders of SAFE Units pertaining to managing, storing, and transferring their SAFE Units. However, it is possible that the Company may not be able to make the Tokens available, in a timely manner, to Investors due to several reasons, including, without limitation, underlying fees or other technological restrictions from the blockchain network that underlies the Tokens. If the Company is not able to make the Tokens available, or if the Tokens that the Company makes available are too complicated or expensive to use, the Company's reputation could be adversely affected. Any adverse effects to our reputation, in turn, could have material adverse effects on our business, financial condition, and results of operations.

Risks Related to Storing Private Keys.

Physical or digital records of the private keys corresponding to digital wallets that store your Tokens should be safeguarded by using physical secured storage or encrypted digital storage methods. Any loss or theft of such records and/or backup records would adversely affect your ability to interact with the Tokens.

The Tokens may be subject to malfunction or may function in an unexpected or unintended manner.

The Tokens, and any network with which the Tokens are interacting, may malfunction or may function in an unexpected or unintended manner. This may be caused by the Tokens' network, other networks, or a number of other causes, some of which are unforeseeable. Any malfunction or unintended function could result in the complete loss of the Tokens.

The Company and the Tokens may be subject to security weaknesses, hackers and theft.

Hackers or other groups or organizations may attempt to interfere with the Company and the Tokens, your digital wallet in any number of ways, including denial of service attacks, Sybil attacks, spoofing, smurfing, malware attacks, or consensus-based attacks. There is a risk that the Tokens and the technology infrastructure may include security weaknesses or bugs, which may interfere with the use, or cause the complete loss, of the Tokens. Advances in cryptography may present risks to cryptocurrencies, digital tokens, Avalanche, the Tokens, and the Company's technology infrastructure, which may result in the theft or complete loss of the Tokens.

The gas fees and related risks to use of the Avalanche blockchain.

Transactions on the Avalanche network are subject to the terms and conditions of Avalanche. An investor who initiates a transaction on the Avalanche network must pay fees in the form of "AVAX," the fundamental token for the operation of Avalanche. These transaction fees (sometimes called "gas") are paid to validate a transaction. Gas measures the amount of computational effort that it will take to validate a given transaction. If an Investor does not maintain adequate AVAX in their wallet, the Investor may not be eligible to receive the Token(s) upon a Token Generation Event. The amount of gas required to execute a transaction will vary from transaction to transaction depending on fluctuations in the market price of AVAX. The Company does not establish the amount of gas required to complete a transaction and there is no limit on the gas price a transaction may need to complete in a timely manner. Additionally, an error in the smart contract creating the Tokens could result in unintended or uncontrolled gas usage which, if not limited by an Investor through its wallet interface, may deplete the amount of AVAX held by the Investor. When the Company makes a distribution to a Token holder, the gas will be the responsibility of the Company. The Company does not control Avalanche, and there is no guarantee that the Avalanche network will continue to operate under its current terms in the future. If Avalanche moves to a different mechanism for validating transactions in the future, it

could negatively impact the amount or character of the fees due on transactions in the Tokens. Moreover, the Company, in the Manager's sole discretion may choose to issue or reissue the Tokens on an alternative blockchain and/or using an alternative protocol, in its sole discretion, which could similarly negatively impact the amount or character of the fees due on transactions in the Tokens.

The prices of digital assets are extremely volatile. Fluctuations in the price of digital assets could materially and adversely affect the Company's business, and the Securities may also be subject to significant price volatility.

The prices of cryptocurrencies, such as Bitcoin and Ether, and other digital assets have historically been subject to dramatic fluctuations and are highly volatile; and the market price of the Securities (as represented by the Tokens) may also be highly volatile. Several factors may influence the market price, if any, of the Securities, including, but not limited to:

- the ability of the Securities to trade on a secondary market, if at all;
- the availability of any ATS or other compliant trading platform for digital assets;
- global digital asset and security token supply;
- global digital asset and security token demand, which can be influenced by the growth of retail merchants' and commercial businesses' acceptance of digital assets like cryptocurrencies as payment for goods and services, the security of online digital asset exchanges and digital wallets that hold digital assets, the perception that the use and holding of digital assets is secure, and the regulatory restrictions on their use;
- Investors' expectations with respect to the rate of inflation;
- changes in the software, software requirements or hardware requirements underlying the Tokens;
- interest rates;
- currency exchange rates, including the rates at which digital assets may be exchanged for fiat currencies;
- government-backed currency withdrawal and deposit policies of digital asset exchanges;
- interruptions in service from or failures of major digital asset and digital asset securities alternative trading systems on which digital assets and digital asset securities are traded;
- investment and trading activities of large purchasers, including private and registered funds, that may directly or indirectly invest in digital asset securities or other digital assets;
- monetary policies of governments, trade restrictions, currency devaluations and revaluations;
- regulatory measures, if any, that affect the use of digital representations of securities such as ours;
- global or regional political, economic or financial events and situations; and
- expectations among investors that the value of security tokens or other digital assets will soon change.

A decrease in the price of a single digital asset may cause volatility in the entire digital asset and digital asset securities industry and may affect other digital assets including the Securities, which are represented by Tokens. For example, a security breach that affects Investor or user confidence in Bitcoin or Ether may affect the industry as a whole and may also cause the price of the Securities to fluctuate. Such volatility in the price of the Securities may result in significant loss over a short period of time.

The regulatory regime governing the blockchain technologies, cryptocurrencies, tokens, and token offerings such as ours is uncertain, and new regulations or policies may materially adversely affect the development and adoption of digital asset securities.

Regulation of digital asset securities offerings such as this, cryptocurrencies, blockchain technologies, and cryptocurrency exchanges currently is undeveloped and likely to rapidly evolve, varies significantly among international, federal, state and local jurisdictions, and is subject to significant uncertainty. Various legislative and executive bodies in the United States and in other countries may in the future, adopt laws, regulations, guidance, or other actions, which may severely impact the development and growth of the Company and the adoption of our Tokens. Failure by the Company, with any laws, rules and regulations, some of which may not exist yet or are subject to interpretation and may be subject to change, could result in a variety of adverse consequences, including civil penalties and fines.

As blockchain networks and blockchain assets have grown in popularity and in market size, federal and state agencies have begun to take interest in, and in some cases, regulate, their use and operation. In the case of virtual currencies, state regulators like the New York Department of Financial Services have created new regulatory frameworks. Others, as in Texas, have published guidance on how their existing regulatory regimes apply to virtual currencies. Some states,

like New Hampshire, North Carolina, and Washington, have amended their state's statutes to include virtual currencies into existing licensing regimes. Treatment of virtual currencies continues to evolve under federal law as well. The Department of the Treasury, the Securities Exchange Commission, and the Commodity Futures Trading Commission (the "*CFTC*"), for example, have published guidance on the treatment of virtual currencies. The IRS released guidance treating virtual currency as property that is not currency for US federal income tax purposes, although there is no indication yet whether other courts or federal or state regulators will follow this classification. Both federal and state agencies have instituted enforcement actions against those violating their interpretation of existing laws.

The regulation of non-currency use of blockchain assets is also uncertain. The CFTC has publicly taken the position that certain blockchain assets are commodities, and the SEC has issued a public report stating federal securities laws require treating some blockchain assets as securities. To the extent that a domestic government or quasi-governmental agency exerts regulatory authority over a blockchain network, exchange, or asset, the Tokens may be materially and adversely affected.

Blockchain networks also face an uncertain regulatory landscape in many foreign jurisdictions such as the European Union, China, and Russia. Various foreign jurisdictions may, in the near future, adopt laws, regulations, or directives that affect the Company. Such laws, regulations, or directives may conflict with those of the United States or may directly and negatively impact the Company. The effect of any future regulatory change is impossible to predict, but such change could be substantial and materially adverse to the development and growth of the Company and the adoption of the Tokens.

New or changing laws and regulations or interpretations of existing laws and regulations, in the United States and other jurisdictions, may materially and adversely impact the value of the currency in which the Tokens may be exchanged, the liquidity of the Tokens, the ability to access marketplaces or exchanges on which to trade the Tokens, and the structure, rights, and transferability of Tokens.

A disruption of the Internet or the Avalanche network, or any other network on which the Tokens are issued, could impair the value and the ability to transfer AVAX, the native currency of such alternative network, or the SAFE Units.

A significant disruption in Internet connectivity could disrupt the Avalanche networks' operations until the disruption is resolved and could have an adverse effect on the value of the Tokens. In addition, cryptocurrency networks have been subjected to a number of denial-of-service attacks, which led to temporary delays in transactions. It is possible that such an attack could adversely affect the Company and the value of the SAFE Units as they are digitally represented by the Tokens.

The further development and acceptance of blockchain networks, which are part of a new and rapidly changing industry, are subject to a variety of factors that are difficult to evaluate.

The growth of the blockchain industry in general, as well as the blockchain networks on which the Company will rely, is subject to a high degree of uncertainty. The factors affecting the further development of the cryptocurrency industry, as well as blockchain networks, include, without limitation:

- Worldwide growth in the adoption and use of Bitcoin, Ethereum, Avalanche and other blockchain technologies;
- Government and quasi-government regulation of Bitcoin, Ethereum, Avalanche, and other blockchain assets and their use, or restrictions on or regulation of access to and operation of blockchain networks or similar systems;
- The maintenance and development of the open-source software protocol of the Bitcoin, Ethereum, or Avalanche networks;
- Changes in consumer demographics and public tastes and preferences;
- The availability and popularity of other forms or methods of buying and selling goods and services, or trading assets including new means of using fiat currencies or existing networks;
- General economic conditions and the regulatory environment relating to cryptocurrencies; or
- A decline in the popularity or acceptance of the Bitcoin, Ethereum, or Avalanche networks would adversely affect the Company's operating results.

The SAFE Units initially will not be listed on any securities exchange or available to trade on any ATS, the Company does not intend to apply for the listing of the SAFE Units on any securities exchange, and the Company cannot provide any assurance that we will be successful in making the SAFE Units available to trade on an ATS.

The SAFE Units will not be listed for trading on, and the Company has no intention to apply for listing on, any securities exchange or through any other national market system ("***NMS***") trading platform. Further, the SAFE Units will not be available for trading on any specific trading system that is registered with the SEC as an ATS at the time of the final closing of this Offering. Although the Company intends to make the SAFE Units available for trading on an ATS eventually, there can be no assurance that the SAFE Units will become available for trading on an ATS in the near term or at all. If the SAFE Units are not made available for purchase on, or for trading through, an ATS, that would likely result in limited liquidity for the holders of SAFE Units. Such limited liquidity may result in holders of SAFE Units not being able to resell their SAFE Units on a timely basis or at all.

In any event, absent any legal or contractual restrictions on transferability and resale of the SAFE Units as discussed herein, holders of SAFE Units will be able to transfer SAFE Units through the book-entry transfer facilities of the Company even if there is no means by which to separately transfer the Tokens.

Even if we are successful in making the Tokens available to trade on an ATS, this ATS may experience limited volume and liquidity.

If the Tokens are being made available for purchase on, and can be traded through an ATS, we expect that both the Company and any ATS we may use may have the capability to support trades in the SAFE Units and transfers of the Tokens. To trade the Tokens on an ATS, holders of the Tokens will have to satisfy the Company's and ATS's requirements to create an account with both. An ATS on which the Tokens are being made available to trade may only provide limited liquidity for Investors and sellers. Additionally, an ATS on which the Tokens may trade, may experience limited trading volume due to a relatively small number of securities trading on such ATS. Further, it is possible that the ATS on which the Tokens are made available to trade will not have market makers, or other institutions that stand ready to buy and sell the Tokens. As a result, this novel trading system may have limited liquidity, resulting in a lower or higher price or greater volatility than would be the case with greater liquidity, and consequently the Tokens may be less liquid than traditional common stock traded on securities exchanges or national market systems ("***NMSs***").

The number of securities traded on an ATS that supports the listing of the Tokens may be very small, making the market price more easily manipulated.

While the risk of market manipulation exists in connection with the trading of any securities, the risk may be greater on an ATS as the latter is a closed system that does not have the same breadth of market size and liquidity compared to a securities exchange or NMS. There can be no assurance that the efforts of an ATS or any broker-dealers will be sufficient to prevent such market manipulation.

If the Company elects to repurchase the Securities on an ATS, it could have material adverse effect on the liquidity and trading prices of the Securities.

The Company may, subject to applicable law and regulations, elect to repurchase the Securities on an ATS (if the Securities ever becomes available for trading on an ATS), and may do so at prices lower than the prices at which the Company may exercise the repurchase right under the SAFE. If the Company repurchases the Securities on an ATS, the trading market for the Securities could become less liquid, which may cause the trading prices of the Securities to decrease. This could give the Company further economic incentive to repurchase the Securities through the ATS. The occurrence of the foregoing could have a material adverse effect on the liquidity and trading prices of the Securities.

The payment mechanics for securities represented digitally utilizing blockchain technology are novel and untested.

The Company may allow the SAFE Units to trade on an ATS that supports the use of the Tokens. While such ATS may have adopted payment mechanics that match the speed and irrevocability associated with immediate or nearly immediate transfers of digital assets on a blockchain, such payment mechanics are novel and relatively untested. To the extent any ATS and applicable broker-dealer net capital regulations would permit broker-dealers to issue cash balances on the distributed ledger in amounts that exceed actual cash held by such broker-dealer in its customer accounts, there could be systemic risk to the system associated with payment defaults.

An ATS is not a stock exchange and has arbitrary listing requirements for Companies or for the securities traded.

There are no minimum price or other comparable listing requirements for trading securities on an ATS as there are for trading securities on the Nasdaq Global Market or other NMS trading platforms. As a result, trades of the Tokens on an ATS may not be at prices that represent the national best bid or offer prices of securities that could be considered similar securities or that otherwise correspond to the prices of such securities on a national securities exchange.

Transactions involving the SAFE Units may not be properly reflected on the blockchain.

While the Company's books and records govern record ownership of the SAFE Units, for all record holders of the SAFE Units, there will be "courtesy copy" of certain ownership records on the blockchain used by the Tokens. Following the Company's approval of any change in record ownership, the security position information relevant to a record holder's digital account address on the blockchain is updated consistent with changes to the Company's books and records. To the extent that the Company's records and the "courtesy copy" get out of sync, there could be a delay while the Company corrects any such inconsistencies, and such inconsistencies may cause investors confusion with respect to their record holdings of the SAFE Unit, which could adversely affect the liquidity for, and market value of, the SAFE Units.

If securities or industry analysts do not publish research or reports about the SAFE Units or publish negative reports or recommendations about the SAFE Units, this may adversely impact the price and liquidity of the SAFE Units.

The trading market for the SAFE Units may depend, to some extent, on the research and reports that securities or industry analysts publish about the Company, the business, the market or the Company's competitors. We do not have any control over these analysts. If one or more of the analysts who may in the future cover us downgrade the SAFE Units or change their opinion of the SAFE Units, the price of the SAFE Units would likely decline. If one or more of these analysts cease coverage of us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause the price and trading volume of the SAFE Units to decline.

Investors are responsible for ensuring that they comply with federal and state securities regulations in regard to making any secondary sales.

Investors are responsible for ensuring that any secondary sale of the SAFE Units is performed in accordance with applicable federal and state securities regulations. The SAFE Units may not be offered or sold in the U.S. absent registration or an applicable exemption from the registration requirements of the Securities Act and applicable state "blue sky laws" or other jurisdictions' securities laws. Investors who attempt to sell or transfer the SAFE Units on the secondary market may be deemed to be distributors or brokers under federal or state securities laws and should ensure compliance with such laws when engaging in secondary sales or transfers.

In recent years, the rise of digital currencies prices and digital asset transaction volume has attracted the attention of tax authorities.

As the laws governing digital assets, including digital asset securities and digital currencies are still evolving, the tax treatment of digital assets in various jurisdictions is subject to change. As there is considerable uncertainty over the taxation of digital assets, we cannot guarantee that the digital asset securities and transactions denominated in digital currencies will not be subject to further taxation in the future, including but not limited to additional taxes and increased tax rate. These events could reduce the economic return and increase the holding costs of digital assets, which could materially and adversely affect the Company's results of operations and financial condition.

Risks Related to Compliance and Regulation

We are not subject to regulatory oversight by any state or federal regulatory agency.

We are not subject to the periodic examinations to which, for example, consumer banks, commercial banks, and other financial institutions are. Consequently, our acquisition, financing, and disposition decisions and our decisions regarding establishing the fair market value of our assets are not subject to periodic review by any governmental agency.

There may be additional risks of which we are not aware or that we cannot foresee.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C-AR, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS.

<center>**BUSINESS**</center>

Description of the Business

The Company's purpose is to provide news media and data services on tokenized assets by tracking tokenized securities (referred to herein as "*security tokens*") in real time from marketplaces worldwide. Specifically, STM aims to deliver The Security Token Show and other media properties, proprietary market research reports, and a data services tool that offers live access to worldwide security token markets.

Business Plan

The Company has developed a significant following since it was first established. The Company's website generates, based the most recent 12-month average, approximately 13,000 unique monthly users from over 200 countries and territories. Through leveraging its expansive base of visitors, the Company has begun generating revenues through web-based advertising and sponsorship services around its home page and content programming. STM currently plans to offer proprietary market research reports and certain data services products available for one-time purchase or subscription-based consumption.

Customer Base

We serve digital asset investors and enthusiasts, and the blockchain community at large.

The Company's Products

- Advertising and Sponsorship: STM currently generates revenue from advertising and sponsorship packages provided through its website, content programming including The Security Token Show, social media, and other media channels. STM's advertising and sponsorship services are offered at either a flat monthly rate or variable rates based on aggregate impressions.

- Proprietary Research Reports: STM authors research reports, which are available for either a one-time fee or a quarterly subscription. STM recently launched its first paid research report in partnership with Cointelegraph (a leading independent digital media publication covering a wide range of news on blockchain technology, crypto assets, and emerging fintech trends), which is available for purchase for a one-time fee of $2,500.

- Data Services: STM has launched a data services product that is available by subscription and has begun to attract clients. This service provides STM's customers with access to historical prices and trading volumes of security tokens.

Intellectual Property

The Company has its name and brand logos trademarked in the US.

Trademark Registration #	Title	Description	File Date	Registration Date	Country
Reg. No. 7245756	STM SECURITY TOKEN MARKET	Service Mark	Apr. 21, 2022	Dec. 19, 2023	US

Additionally, the Company has proprietary rights to the source code of its website (stomarket.com), and to the data formatting processes and the database structure used to deliver the Company's advertising and sponsorship services, proprietary research reports, and data services products.

Competition

The markets in which our products/services are sold are highly competitive. The Company faces competition from companies and individuals with better funding or more experience in the financial information industry. These competitors, such as TradingView and CoinMarketCap, offer one or more products/services similar to STM, and may

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have substantial financial, technical, and human resources, which could give them advantages in developing and marketing their products/services. These competitors can take away market share from the Company, which in turn could significantly impact revenues for the Company.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state, and local governmental authorities. Changes in laws, regulations and related interpretations, including changes in accounting standards, taxation requirements, and increased enforcement actions and penalties may alter the environment in which the Company does business. The Company's ability to continue to meet these challenges could have an impact on its legal, reputational, and business risk.

Litigation

From time to time, the Company may be involved in legal proceedings. The results of such legal proceedings and claims cannot be predicted with certainty, and regardless of the outcome, legal proceedings could have an adverse impact on the Company's business or the development of the platform because of defense and settlement costs, diversion of resources, and other factors.

The Company is currently not subject to any current or threatened litigation.

Other

The Company's principal address is 1395 Brickell Ave., Suite 800, Miami, Florida 33131.

The Company has no additional addresses.

The Company conducts business in all of the United States and internationally.

MANAGERS, OFFICERS, AND KEY PERSONS

The Company is managed by its managers and officers appointed by the managers. The managers and officers who manage the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Managers

Name	**Position**	**Principal Occupation and Employment Responsibilities for the Last Three (3) Years**	**Education**
Herwig Konings	Manager	Manager of the Company, since July 20, 2018 ● Responsibilities: Assisting in daily operations and strategic direction of the Company Host of the Security Token Show since June 2019 ● Responsibilities: Hosting the Security Token Show on YouTube and via podcast Co-founder and CEO of Security Token Group, Inc. (previously, Security Token Group, LLC) since November 2017 ● Responsibilities: Overseeing daily operations and strategic direction of the Company	University of Miami, B.B.A.
Tevya Finger	Manager	Manager of the Company since January 1, 2021 ● Responsibilities: Member of the board of directors of the Company. Advising on strategic direction of the Company Investor and board member of Better Management Holdings LLC since February 2018 ● Responsibilities: Member of the board of directors of the Company. Advising on strategic direction of the Company	Secondary Education

Officers

Name	**Position**	**Principal Occupation and Employment Responsibilities for the Last Three (3) Years**	**Education**
Herwig Konings	Chief Executive Officer	Manager of the Company, since July 20, 2018	University of Miami, B.B.A.

		● Responsibilities: Assisting in daily operations and strategic direction of the Company Host of the Security Token Show since June 2019 ● Responsibilities: Hosting the Security Token Show on YouTube and via podcast Co-founder and CEO of Security Token Group, Inc. (previously, Security Token Group, LLC) since November 2017 Responsibilities: Overseeing daily operations and strategic direction of the Company	
Kyle Sonlin	President	CEO of the Company since January 1, 2021 until 2023 ● Responsibilities: Overseeing daily operations and strategic direction of the Company Host of the Security Token Show since June 2019 ● Responsibilities: Hosting the Security Token Show on YouTube and via podcast Co-founder of Security Token Group, Inc. (previously, Security Token Group, LLC) since November 2017 ● Responsibilities: Overseeing daily operations and strategic direction of the Company	University of Miami, B.B.A.
Jason Barraza	Chief Operating Officer	Venture consultant at The Launch Pad, University of Miami's consulting group, from 2017-2021 ● Evaluated over 100 businesses across multiple industries, identifying potential avenues for change Wealth Management Analyst at Bank of America's wealth management arm, Merrill, from July to November 2021 Advisor at Security Token Advisors from November 2021 to May 2023 and Head of Growth and Client Success from May 2023 to Present ● Advised clients on tokenization matters, developed token platform, and built industry relationships Head of Growth and Operations at the Company from November 2021 – September 2023	University of Miami, B.S.B.A.

| | | • Led growth strategies, streamlined operations for scalability, project managed platform rebuild, and built collaborative relationships

COO at the Company from September 2023 to Present
• Oversees Company operations and future initiatives aimed at enhancing data transparency and media coverage within the tokenized securities space
• Writes the What's Drippin' newsletter and plays a key role in spearheading Security Token Market's flagship event, the TokenizeThis conference | |

Indemnification

Indemnification is authorized by the Company to the members, managers, and any of the members' agents, affiliates, successors, or assigns (each individually, an "*Indemnified Party*") under the Company's Operating Agreement. Indemnification is provided against any and all judgments, costs, losses, liabilities, and damages (including attorneys' fees and expenses) paid or incurred by the Indemnified Party in connection with the activities of the Company or in dealing with third parties on behalf of the Company, to the fullest extent provided or allowed by applicable law.

Employees

The Company currently has 0 full-time employees.

CAPITALIZATION AND OWNERSHIP, DEBT

Capitalization

The Company is authorized to issue one class of membership interests in the Company (the "***Common Units***") comprised of one thousand (1,000) Common Units, of which 1,000 Common Units are issued and outstanding.

Outstanding Capital Stock

As of the date of this Form C-AR, the Company's issued and outstanding capitalization consists of 1,000 Common Units.

Type	Common Units of Membership Interest
Amount Outstanding	1,000 Common Units of Membership Interest
Voting Rights	One vote per Common Unit
Anti-Dilution Rights	N/A
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more Common Units which may dilute the Securities offered hereunder.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	100%

Previous Offerings of Securities

The Company has made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Common Units of Membership Interest	$1.00	1,000	N/A	July 25, 2018	Section 4(a)(2)
SAFE Units	$133,100	26,620	Intermediary fees, working capital reserves, operations, equipment & technology, server & data infrastructure, marketing & advertising, software & licenses	March 31, 2023	Section 4(a)(6)

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's issued and outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Security Token Group, Inc.	990 Common Units of Membership Interest	99.00%

Debt

The Company has no debt outstanding.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached to the Form C-AR as <u>Exhibit A</u>.

Operations

The Company is expecting to earn revenues from the following activities:

- <u>Advertising and Sponsorship</u>: STM currently generates revenue from advertising and sponsorship packages provided through its website, social media, content programming including the Security Token Show, and other media channels. STM's advertising and sponsorship services are offered at a flat monthly rate.

- <u>Proprietary Research Reports</u>: STM is authoring research reports, which will be available through either a one-time fee or a quarterly subscription. STM recently launched its first paid research report in partnership with Cointelegraph (a leading independent digital media publication covering a wide range of news on blockchain technology, crypto assets, and emerging fintech trends), which is available for purchase for a one-time fee of $2,500.00.

- <u>Data Services</u>: STM has launched a data services product that is available by subscription and has begun to attract clients. This service provides STM's customers with access to historical prices and trading volumes of security tokens

The Company does not expect to achieve profitability in the next 12 months and intends to focus on increasing product development and marketing.

The Company incurred total operating expenses of $159,665.62 for the year ended December 31, 2023. In 2023, the Company generated $119,144.54 in gross profit, resulting in a net loss of $40,521.08.

The Company incurred total operating expenses of $1,217,789.06 for the year ended December 31, 2022. In 2022, the Company generated $116,716.36 in gross profit, resulting in a net operating loss of $1,101,072.70.

Liquidity and Capital Resources

As of month end December 2023, the Parent Company contributed an aggregate of $1,122,444.95 in cash to the Company. As of the date of this Form C-AR, the Company currently has a net burn rate of approximately $15,000.00 per month, which leaves the Company with approximately 6 months of runway and lasting through October 2024.

Capital Expenditures and Other Obligations

The Company does not intend to make any additional material capital expenditures in the near future.

Valuation

The Company has ascribed a post-money valuation cap within the SAFE of $20,000,000. The Securities of the Company are priced arbitrarily at a price per SAFE Unit of $5.00.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see the financial statements attached as <u>Exhibit A</u> for subsequent events and applicable disclosures.

DESCRIPTION OF THE COMPANY'S SECURITIES

The following description summarizes important terms of the existing securities of the Company.

The Reg CF 2022 SAFE Units

On March 31, 2023, the Company completed a Regulation Crowdfunding offering pursuant to Section 4(a)(6) of the Securities Act through the intermediary Securitize Markets, LLC (the "*Reg CF Offering*") pursuant to which the Company offered units (the "*SAFE Units*") of that certain Simple Agreement for Future Equity (the "*SAFE*"). The aggregate amount raised in the Reg CF Offering equals $133,100.00. The SAFE contains a valuation cap of $20,000,000.00 (the "*Valuation Cap*") and have the conversion mechanisms set forth below.

Definitions

"*Aggregate Subscription Amount*" shall mean the Subscription Amount of all Investors as of the Closing Date.

"*CF Shadow Series*" shall mean a series of Equity Interests that is identical in all respects to the shares of Equity Interests (whether Preferred Securities or another class issued by the Company) issued in the relevant Equity Financing (e.g., if the Company sells Series A Preferred Securities in an Equity Financing, the Shadow Series would be Series A-CF Preferred Securities), except that:

(i) CF Shadow Series members shall have no voting rights and shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the members of the Company;

(ii) Each of the CF Shadow Series members shall enter into a proxy agreement, in the form of Exhibit A to the form of SAFE attached to the Form C as Exhibit B, appointing Securitize LLC as its irrevocable proxy with respect to any matter to which CF Shadow Series members are entitled to vote by law. Entering into such proxy agreement is a condition of receiving CF Shadow Series units and such agreement provides that Securitize LLC will vote with the majority of the holders of the relevant class of the Company's Equity Interests on any matters to which the proxy agreement applies; and

(iii) CF Shadow Series members have no information or inspection rights, except with respect to such rights deemed not waivable by laws.

"*Change of Control*" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors or manager(s), (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"*Equity Financing*" shall mean the next sale (or series of related sales) by the Company of its Equity Interests to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $10,000,000 cash or cash equivalent (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Equity Interests, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital.

"*Equity Interests*" shall mean Common Securities, Preferred Securities, any other capital or profits interest of the Company or any securities convertible into, exchangeable for, or conferring the right to purchase (with or without additional consideration) Common Securities or Preferred Securities, except in each case, (i) any security granted, issued and/or sold by the Company to any manager, director, officer, employee, advisor, or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her, or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any SAFEs issued.

"IPO" means (A) the completion of an underwritten initial public offering of Equity Interests by the Company pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Equity Interests by the Company to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; or (B) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Equity Interests of the Company.

"Liquidity Event" means a Change of Control or an IPO.

"SAFE Unit" means a unit representing a fractional part of the SAFE.

"SAFE Unit Holder" means a beneficial owner of one or more SAFE Units.

"SAFE Unit Percentage Interest" means with respect to each SAFE Unit Holder of the SAFE, the fraction, expressed as a percentage, the denominator of which is the aggregate number of SAFE Units issued under the SAFE and the numerator of which is number of SAFE Unit(s) held by respective SAFE Unit Holder.

Conversion Mechanics

Conversion Upon First Equity Financing

If an Equity Financing occurs before the SAFE terminates as set forth therein ("***First Equity Financing***"), the Company shall promptly notify the Investor of the closing of the First Equity Financing and of the Company's decision (in its absolute and sole discretion) to either (1) continue the term of the SAFE without converting the SAFE Units to Equity Interests; or (2) issue to SAFE Unit Holders a number of units or shares of the CF Shadow Series of the Equity Interests (whether Preferred Securities or another class issued by the Company), as applicable, sold in the First Equity Financing. With respect to each SAFE Unit Holder, the number of units or shares of the CF Shadow Series of such Equity Interests shall equal the product of (x) the SAFE Unit Percentage Interest *multiplied by* (y) the quotient of the Aggregate Subscription Amount divided by the First Equity Financing Price. The "***First Equity Financing Price***" shall mean (x) if the pre-money valuation of the Company immediately prior to the First Equity Financing is less than or equal to the Post-Money Valuation Cap, the lowest price per share of the Equity Interests sold in the First Equity Financing or (y) if the pre-money valuation of the Company immediately prior to the First Equity Financing is greater than the Post-Money Valuation Cap, the SAFE Price.

Conversion After the First Equity Financing

If the Company elects to continue the term of the SAFE past the First Equity Financing and one or more additional Equity Financings occurs before the termination of the SAFE as set forth therein (each, a "***Subsequent Equity Financing***"), the Company shall promptly notify the Investor of the closing of the Subsequent Equity Financing and of the Company's decision (in its absolute and sole discretion) to either (1) continue the term of this SAFE without converting the SAFE Units to Equity Interests; or (2) issue to SAFE Unit Holders a number of units or shares of the CF Shadow Series of the Equity Interests (whether Preferred Securities or another class issued by the Company) sold in the Subsequent Equity Financing. With respect to each SAFE Unit Holder, the number of units or shares of the CF Shadow Series of such Equity Interests shall equal the product of (x) the SAFE Unit Percentage Interest *multiplied by* (y) the quotient of the Aggregate Subscription Amount divided by the First Equity Financing Price.

Conversion Upon a Liquidity Event Prior to an Equity Financing

If there is a Liquidity Event before the termination of the SAFE and before any Equity Financing, the Company will at its sole discretion, select either (1) to make a cash payment to each SAFE Unit Holder of an amount equal to the product of (x) the SAFE Unit Percentage Interest *multiplied by* (y) the Aggregate Subscription Amount or (2) to issue a number of units or shares of Common Securities to each SAFE Unit Holder equal to the product of (x) the SAFE Unit Percentage Interest *multiplied by* (y) the quotient of the Aggregate Subscription Amount divided by the Liquidity Price. In connection with the SAFE the cash payment will be due and payable by the Company immediately prior to, or concurrent with, the consummation of the Liquidity Event.

The Company shall choose to issue Equity Interests if the fair market value of the Equity Interests, as determined immediately prior to the consummation of the Liquidity Event and in good faith by the Company's managers (or board of directors if the Company becomes a corporation) is greater than the amount of cash payable under the applicable section.

Conversion Upon a Liquidity Event After an Equity Financing

If there is a Liquidity Event after one or more Equity Financings have occurred but before the termination of this instrument, the Company will at its sole discretion, select either (1) to make a cash payment to each SAFE Unit Holder of an amount equal to the product of (x) the SAFE Unit Percentage Interest *multiplied by* (y) the Aggregate Subscription Amount or (2) to issue a number of units or shares of the most recent issued Equity Interests (whether Preferred Securities or another class issued by the Company) to each SAFE Unit Holder equal to the product of (x) the SAFE Unit Percentage Interest *multiplied by* (y) the quotient of the Aggregate Subscription Price divided by the First Equity Financing Price. Units or Shares of Equity Interests granted in connection therewith shall have the same liquidation rights and preferences as the units or shares of Equity Interests issued in connection with the Company's most recent Equity Financing.

The Company shall choose to issue Equity Interests if the fair market value of the Equity Interests, as determined immediately prior to the consummation of the Liquidity Event and in good faith by the Company's managers (or board of directors if the Company becomes a corporation) is greater than the amount of cash payable under the applicable section.

Repurchase Rights

The Company has the right to repurchase, at any time, any SAFE in whole by cash payment to each SAFE Unit Holder in an amount equal to the product of (x) the SAFE Unit Percentage Interest *multiplied by* (y) Aggregate Subscription Amount *multiplied by* (z) one hundred and fifty (150). The Company shall not be obligated to provide the holders of the SAFE written notice prior to the repurchase of the SAFE.

Voting and Control

The Securities do not have any voting rights if and when converted, except as otherwise required by law.

Anti-Dilution Rights

The Securities do not have any anti-dilution rights if and when converted to Equity Interests in the Company.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances.

Other Material Terms

● The Company has the optional right to repurchase the Securities pursuant to the terms of the SAFE. The Company's repurchase right does not affect or restrict the Company's ability to, subject to applicable law and regulation, repurchase some or all the Securities listed on an ATS (if the Securities ever becomes available for trading on an ATS) in its sole discretion.

● The Securities do not have a stated return or liquidation preference.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons; or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the Company's last fiscal year, or any currently proposed transaction, to which the Company was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the Company in reliance on section 4(a)(6), and the counterparty is either (i) any director or officer of the Company; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date of this Form C-AR, the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the Company was incorporated or organized within the past three years, any promoter of the Company; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has not conducted transactions with related persons.

DISCLAIMER OF TELEVISION, RADIO, PODCAST AND STREAMING PRESENTATION

The Company's officers may participate in the filming or recording of various media and in the course of the filming, may present certain information related to its business (the "***Presentation***"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form C-AR. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C-AR do not purport to be complete and in each instance, reference should be made to the copy of such document which is either an appendix to this Form C-AR or which will be made available to Investors and their professional advisors upon request.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the Company certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

I, Herwig Konings, certify that the financial statements of Security Token Market LLC, included in this Form are true and complete in all material respects.

/s/ Herwig Konings
_____
(Signature)

Herwig Konings
_____
(Name)

Chief Executive Officer and Manager
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ Herwig Konings
_____
(Signature)

Herwig Konings
_____
(Name)

Chief Executive Officer and Manager
_____
(Title)

April 30, 2024
_____
(Date)

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the Company certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Tevya Finger
_____
(Signature)

Tevya Finger
_____
(Name)

Manager
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ Tevya Finger
_____
(Signature)

Tevya Finger
_____
(Name)

Manager
_____
(Title)

April 30, 2024
_____
(Date)

EXHIBIT A

Financial Statements

Security Token Market LLC

Balance Sheet

As of December 31, 2023

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Bank Account - Other to Clear	0.00
Bank of America Checking 6171	3,845.89
Citibank Checking 6217	0.00
Stablecoin	0.00
Total Bank Accounts	**$3,845.89**
Accounts Receivable	
Accounts Receivable (A/R)	6,000.00
Total Accounts Receivable	**$6,000.00**
Other Current Assets	
Due From STA	-850.00
Due From STG	3,690.00
Uncategorized Asset	0.00
Undeposited Funds	0.00
Total Other Current Assets	**$2,840.00**
Total Current Assets	**$12,685.89**
Fixed Assets	
Accumulated Depreciation	-7,782.00
Computers	11,505.55
Domain - STM	20,201.50
Equipment	6,933.43
Hardware	13,053.22
Total Fixed Assets	**$43,911.70**
TOTAL ASSETS	**$56,597.59**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
Due to STG	0.00
SBA Grant	0.00
Total Other Current Liabilities	**$0.00**
Total Current Liabilities	**$0.00**
Long-Term Liabilities	
2023 Tokenized SAFE	131,493.13
Total Long-Term Liabilities	**$131,493.13**
Total Liabilities	**$131,493.13**

Security Token Market LLC

Balance Sheet

As of December 31, 2023

	TOTAL
Equity	
Capital Contributions - STG	1,122,444.95
Distributions	0.00
Capital Distribution - STA	76.00
Partner Distributions-Kyle Sonlin	-1,300.00
Total Distributions	**-1,224.00**
Partner Contributions	0.00
Retained Earnings	-1,155,595.41
Net Income	-40,521.08
Total Equity	**$ -74,895.54**
TOTAL LIABILITIES AND EQUITY	**$56,597.59**

Security Token Market LLC

Statement of Cash Flows
January - December 2023

	TOTAL
OPERATING ACTIVITIES	
Net Income	-40,521.08
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	-6,000.00
Due From STA	-750.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-6,750.00**
Net cash provided by operating activities	**$ -47,271.08**
FINANCING ACTIVITIES	
2023 Tokenized SAFE	36,605.30
Capital Contributions - STG	7,550.00
Net cash provided by financing activities	**$44,155.30**
NET CASH INCREASE FOR PERIOD	**$ -3,115.78**
Cash at beginning of period	6,961.67
CASH AT END OF PERIOD	**$3,845.89**

Security Token Market LLC

Profit and Loss
January - December 2023

	TOTAL
Income	
Crowdfund Launch Event	332.54
Research Reports	8,000.00
Sponsorship	110,812.00
Total Income	**$119,144.54**
GROSS PROFIT	**$119,144.54**
Expenses	
Advertising & Marketing	19,238.38
Gifts to Clients	5,858.83
Total Advertising & Marketing	**25,097.21**
Bank Charges & Fees	18.49
Stripe Fee	-118.65
Total Bank Charges & Fees	**-100.16**
Computer and Software Expense	3,006.69
Contract Labor	92,390.00
Dues & subscriptions	5,223.50
Legal & Professional Services	21,357.06
Meals	130.72
Office Expenses	10,735.13
Other Business Expenses	50.00
Payroll	
Payroll Processing Fees	1,313.85
Salaries and Wages	0.01
Total Payroll	**1,313.86**
QuickBooks Payments Fees	432.30
Travel	223.35
Workers Comp	-194.04
Total Expenses	**$159,665.62**
NET OPERATING INCOME	**$ -40,521.08**
NET INCOME	**$ -40,521.08**

Security Token Market LLC

Balance Sheet

As of December 31, 2022

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Bank of America Checking 6171	6,961.67
Citibank Checking 6217	0.00
Stablecoin	0.00
Total Bank Accounts	**$6,961.67**
Accounts Receivable	
Accounts Receivable (A/R)	0.00
Total Accounts Receivable	**$0.00**
Other Current Assets	
Due From STA	-1,600.00
Due From STG	3,690.00
Uncategorized Asset	0.00
Undeposited Funds	0.00
Total Other Current Assets	**$2,090.00**
Total Current Assets	**$9,051.67**
Fixed Assets	
Accumulated Depreciation	-7,782.00
Computers	11,505.55
Domain - STM	20,201.50
Equipment	6,933.43
Hardware	13,053.22
Total Fixed Assets	**$43,911.70**
TOTAL ASSETS	**$52,963.37**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
Due to STG	0.00
SBA Grant	0.00
Total Other Current Liabilities	**$0.00**
Total Current Liabilities	**$0.00**
Long-Term Liabilities	
2023 Tokenized SAFE	94,887.83
Total Long-Term Liabilities	**$94,887.83**
Total Liabilities	**$94,887.83**

Security Token Market LLC

Balance Sheet

As of December 31, 2022

	TOTAL
Equity	
Capital Contributions - STG	1,114,894.95
Distributions	0.00
Capital Distribution - STA	76.00
Partner Distributions-Kyle Sonlin	-1,300.00
Total Distributions	**-1,224.00**
Partner Contributions	0.00
Retained Earnings	-54,522.71
Net Income	-1,101,072.70
Total Equity	**$ -41,924.46**
TOTAL LIABILITIES AND EQUITY	**$52,963.37**

Security Token Market LLC

Statement of Cash Flows

January - December 2022

	TOTAL
OPERATING ACTIVITIES	
Net Income	-1,101,072.70
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	0.00
Due From STA	2,200.00
Uncategorized Asset	0.00
Due to STG	-60,700.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-58,500.00**
Net cash provided by operating activities	**$ -1,159,572.70**
INVESTING ACTIVITIES	
Computers	-11,505.09
Domain - STM	-20,201.50
Hardware	-13,053.22
Net cash provided by investing activities	**$ -44,759.81**
FINANCING ACTIVITIES	
2023 Tokenized SAFE	94,887.83
Capital Contributions - STG	1,114,894.95
Net cash provided by financing activities	**$1,209,782.78**
NET CASH INCREASE FOR PERIOD	**$5,450.27**
Cash at beginning of period	1,511.40
CASH AT END OF PERIOD	**$6,961.67**

Security Token Market LLC

Profit and Loss
January - December 2022

	TOTAL
Income	
Crowdfund Launch Event	1,854.40
Research Reports	4,000.00
Sponsorship	110,861.96
Total Income	**$116,716.36**
GROSS PROFIT	**$116,716.36**
Expenses	
Advertising & Marketing	71,341.78
Affiliate Marketing	398.61
Total Advertising & Marketing	**71,740.39**
Bank Charges & Fees	127.25
Stripe Fee	496.95
Total Bank Charges & Fees	**624.20**
Car & Truck	10.00
Commissions	29,637.40
Computer and Software Expense	7,488.00
Contract Labor	297,325.00
Dues & subscriptions	5,084.57
Insurance	64.00
Legal & Professional Services	52,699.74
Meals	1,293.89
Office Expenses	25,925.87
Payroll	
1099 Contractors	77,000.00
Payroll Processing Fees	2,308.91
Payroll Tax	45,995.77
Payroll Tax Clearing	0.00
Payroll Wages Clearing	0.00
Salaries and Wages	584,166.67
Total Payroll	**709,471.35**
Postage and Delivery	91.95
QuickBooks Payments Fees	1,096.50
Reimbursable Expenses	4,051.22
Travel	7.66
Fare	2,400.09
Hotel	2,230.98
Total Travel	**4,638.73**
Website Development	5,000.00
Workers Comp	1,546.25
Total Expenses	**$1,217,789.06**
NET OPERATING INCOME	**$ -1,101,072.70**
NET INCOME	**$ -1,101,072.70**